November 15, 2005

Via Facsimile

Geoffrey Ossias

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Sunstone Hotel Investors, Inc.

(Form S-3, File No. 333-129258)

Dear Mr. Ossias:

On behalf of Sunstone Hotel Investors, Inc., we have enclosed herein our request for acceleration relating to the Registration Statement on Form S-3 (“Form S-3”) referred to above. We note that effectiveness of the Form S-3 is subject to your determination of whether the 599,355 shares of common stock to be acquired by Security Capital Preferred Growth Incorporated on December 29, 2005 may be registered for sale under the Form S-3. If your determination is that the 599,355 shares may be registered for sale under the Form S-3, we request that the Form S-3 be declared effective tomorrow as soon as possible after such determination. If your determination is that the 599,355 shares are not to be registered for sale under the Form S-3, we will file tomorrow an amendment to the S-3 to reflect that the 599,355 shares will not be sold pursuant to the Form S-3 and request that the Form S-3 be declared effective as soon as possible after the filing of such amendment.

Please do not hesitate to contact us with any questions.

Best regards,

/s/ ALISON S. RESSLER

Alison S. Ressler

cc:	Patrick S. Brown
(Sullivan & Cromwell LLP)

November 15, 2005

Via Facsimile

Geoffrey Ossias

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Sunstone Hotel Investors, Inc.

(Form S-3, File No. 333-129258)

Dear Mr. Ossias:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Sunstone Hotel Investors, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-3 (“Form S-3”) referred to above be accelerated so that it will become effective on November 16, 2005, or as soon as practicable thereafter.

In accordance with your request, the Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation in this matter.

Mr. Geoffrey Ossias

Sincerely yours, Sunstone Hotel Investors, Inc.

By:	/S/ JON KLINE
Name: Jon Kline Title: Chief Financial Officer

cc:	Alison S. Ressler
Patrick S. Brown
(Sullivan & Cromwell LLP)